SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2017 (Report No. 1)

Commission file number: 001- 38041

 _______________________

Therapix Biosciences Ltd.

(Translation of Registrant’s name into English)

_______________________

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Tel-Aviv 5320047, Israel

(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

Therapix Biosciences Ltd. (the “Registrant”) announces that it will hold its 2017 Annual General Meeting of Shareholders on October 25, 2017 at 8.00 a.m. (Eastern Standard Time) / 3:00 p.m. (Israel time) at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Tel-Aviv 5320047, Israel. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual General Meeting and Proxy Statement, and Proxy Card.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Dated: September 18, 2017	By:	/s/ Josh Blacher
	Name:	Josh Blacher
	Title:	Chief Financial Officer

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